FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Expands High-Grade Mineralization at Puerto Del Aire and Defines Multiple New High-Grade Zones at Cerro Pelon Supporting Significant Upside Potential within the PDA Project

Toronto, Ontario (September 4, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from ongoing surface exploration drilling within the Mulatos District focused on defining higher-grade mineralization at Puerto Del Aire (“PDA”) and Cerro Pelon.
Drilling at Cerro Pelon is following up on wide, high-grade underground oxide and sulphide intersections previously drilled below the Cerro Pelon open pit. The 2024 drill program has successfully expanded high-grade mineralization beyond the historical drilling in multiple oxide and sulphide zones. Additionally, surface drilling has extended higher-grade mineralization across multiple zones within the PDA area.
Ongoing exploration success is expected to support further growth in Mineral Reserves and Resources at PDA, and an initial underground Mineral Resource at Cerro Pelon with the year-end update expected to be released in February 2025. The success at both deposits highlights the significant exploration upside opportunities to the PDA project, with an initial development plan to be released today after market close.
Cerro Pelon exploration highlights: step-out drilling below the previously mined oxide deposit has identified significant high-grade feeder structures that range in size from 45 to 125 metres (“m”) in width, and up to 170 m vertically. The top portion of the mineralized zones contain oxide mineralization including the historical intercept of 15.35 g/t Au (14.04 g/t cut) over 25.04 m true width (15PEL012) drilled in 2015. Cerro Pelon is located nine kilometres (“km”) by road from the planned PDA mill and represents a potential source of additional high-grade mill feed. New highlights include1:

•5.45 g/t Au over 27.90 m, including 31.07 g/t Au over 1.25 m (24PEL048);
•12.47 g/t Au (9.41 g/t cut) over 6.46 m, including 58.10 g/t Au (40.00 g/t cut) over 1.09 m (24PEL048);
•4.79 g/t Au over 15.82 m (24PEL071);
•4.46 g/t Au over 15.40 m (24PEL051);
•5.64 g/t Au over 12.16 m (24PEL059);
•5.77 g/t Au over 9.81 m (24PEL067); and
•4.01 g/t Au over 13.85 m (24PEL054).

TRADING SYMBOL: TSX:AGI NYSE:AGI

PDA exploration highlights: additional high-grade gold mineralization extended beyond Mineral Reserves and Resources within the GAP-Victor, PDA3 and PDA Extension zones. New highlights include1:

GAP-Victor Zone
•5.43 g/t Au over 18.05 m (23MUL278);
•23.60 g/t Au over 3.00 m (24MUL302);
•27.62 g/t Au (23.06 g/t cut) over 2.25 m (24MUL332);
•12.28 g/t Au over 4.95 m (24MUL363); and
•5.77 g/t Au over 8.65 m (24MUL304).
PDA3 Zone
•3.03 g/t Au over 28.40m (24MUL347); and
•6.63 g/t Au over 5.50 m (24MUL365).
PDA Extension Zone
•36.20 g/t Au over 0.90 m (24MUL341);
•3.51 g/t Au over 5.05 m (24MUL315); and
•4.16 g/t Au over 4.20 m (24MUL283).

1All reported composite widths are estimated true width of the mineralized zones. Drillhole composite gold grades reported as “cut” at PDA and Cerro Pelon include higher grade samples which have been cut to 40 g/t Au.
“Our PDA development plan to be released later today is expected to outline another attractive, high-return project that will nearly triple the current mine life of the Mulatos District. The development plan will be based on PDA’s current Mineral Reserve of one million ounces which had more than doubled over the previous two years. Our continued exploration success at PDA in 2024 highlights the significant upside potential to the project through further growth in higher-grade Mineral Reserves and Resources,” said John A. McCluskey, President and Chief Executive Officer.
“The addition of a mill to process higher-grade sulphide mineralization will also open up additional opportunities within the Mulatos District, including Cerro Pelon, where we expect to declare an initial Mineral Resource in early 2025. With PDA and Cerro Pelon open in multiple directions, and a number of other promising targets, there is excellent potential to continue defining higher-grade Mineral Reserves and Resources across the Mulatos District,” Mr. McCluskey added.
New highlight intercepts can be found in Table 1, and in Figures 2 through 4 at the end of this news release.
2024 Exploration Budget – Mulatos
A total of $19 million has been budgeted at Mulatos for exploration in 2024, consistent with 2023. The near-mine and regional drilling program is expected to total 55,000 m, including 27,000 m of surface exploration drilling at PDA and the surrounding area. Exploration activities are focused on following up on a successful 2023 exploration program that drove a 33% increase in Mineral Reserves at PDA to 1.0 million ounces (5.4 mt grading 5.61 g/t Au), compared to 2022, with grades also increasing 16%.

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Given the ongoing growth of the PDA deposit, other higher-grade sulphide opportunities are being targeted within the Mulatos District, including below the previously mined Cerro Pelon open pit.
Cerro Pelon
The 2024 drill program at Cerro Pelon is focused on defining high-grade mineralization below the previously mined open pit where wide, high-grade mineralization was intersected across multiple drill holes between 2008 to 2017. Previously reported highlights from 2015 and 2016 include2:
•15.35 g/t Au (14.04 g/t cut) over 25.04 m (15PEL012);
•9.16 g/t Au over 19.22 m (16PEL018);
•10.36 g/t Au over 17.40 m (15PEL020);
•6.95 g/t Au over 13.53 m (15PEL069); and
•13.47 g/t Au over 3.47 m (15PEL085).
2All reported historic composite widths are estimated true width of the mineralized zones. Drillhole composite gold grades reported as “cut” include higher grade samples which have been cut to 40 g/t Au.
An initial 2,000 m of drilling was planned at Cerro Pelon in 2024. Given the success to date, 8,864 m has been completed and is reported in this release. High-grade gold and silver mineralization is localized in pipe-like geometries at the intersection of >500 m long north north-west structures, and >400 m long east north-east structures, thought to represent high sulphidation feeder zones. Drilling to date has defined higher-grade mineralization 50 to 200 m below the Cerro Pelon pit bottom. New highlights from this drilling include:
•5.45 g/t Au over 27.90 m, including 31.07 g/t Au over 1.25 m (24PEL048);
•12.47 g/t Au (9.41 g/t cut) over 6.46 m, including 58.10 g/t Au (40.00 g/t cut) over 1.09m (24PEL048);
•4.79 g/t Au over 15.82 m (24PEL071);
•4.46 g/t Au over 15.40 m (24PEL051);
•5.64 g/t Au over 12.16 m (24PEL059);
•5.77 g/t Au over 9.81 m (24PEL067);
•4.01 g/t Au over 13.85 m (24PEL054);
•4.42 g/t Au over 9.55 m (24PEL066);
•7.13 g/t Au over 4.22 m (24PEL046);
•4.46 g/t Au over 5.07 m (24PEL070);
•4.09 g/t Au over 5.05 m (24PEL066);
•3.22 g/t Au over 6.38 m (24PEL074); and
•4.73 g/t Au over 3.57 m (24PEL054).
An objective of the 2024 drilling campaign is to establish the shape and extent of the high-grade gold and silver mineralization within the zones. Drilling to date has defined more than five pipes with lateral dimensions ranging from 150 m by 100 m, to 75 m by 60 m, and vertical extents ranging between 40 m and 150 m. There is significant potential to expand the mineralization in all directions with limited drilling completed beyond the five feeders identified to date.

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

PDA – GAP-Victor, PDA3 and PDA Extension Zones
PDA is a higher-grade underground deposit located adjacent to the main Mulatos pit and is comprised of multiple mineralized zones including PDA, Gap, Victor, and Estrella (Figure 4). Ongoing exploration success has driven substantial growth in the deposit over the past three years. In 2023, Mineral Reserves increased 33% to 1.0 million ounces at 16% higher grades of 5.61 g/t Au. Over the past two years, PDA’s Mineral Reserves have more than doubled, at 20% higher grades. Combined Mineral Reserves and Resources also increased 26% in 2023 to total 1.2 million ounces.
Given ongoing exploration success in 2024, and with the deposit open in multiple directions, there is excellent potential for this growth to continue. Over the past three years, discovery costs at PDA have averaged $19 per ounce.
PDA is located adjacent to the Mulatos pit with the underground deposit expected to be accessed from a ramp and development drifts from within the pit. A development plan for PDA will be released after market close today, based on Mineral Reserves as of the end of 2023. Ongoing exploration success at PDA and Cerro Pelon in 2024 represents upside to the project.
The initial focus of the surface exploration program in 2024 has been on the GAP-Victor zones, and in the relatively untested area between the PDA zones and GAP-Victor with 14,513 m of drilling completed to date. Another 10,937 m of drilling was completed within PDA3 and PDA Extension. New highlights from results received since the year end 2023 Mineral Reserves and Resources include:
GAP-Victor Zone
•5.43 g/t Au over 18.05 m (23MUL278);
•23.60 g/t Au over 3.00 m (24MUL302);
•27.62 g/t Au (23.06 g/t cut) over 2.25 m (24MUL332);
•12.28 g/t Au over 4.95 m (24MUL363);
•5.77 g/t Au over 8.65 m (24MUL304);
•16.40 g/t Au over 1.50 m (24MUL294);
•20.10 g/t Au over 1.20 m (24MUL304);
•12.60 g/t Au over 1.90 m (24MUL273);
•14.90 g/t Au over 1.50 m (24MUL314);
•5.40 g/t Au over 4.10 m (24MUL323);
•8.97 g/t Au over 2.10 m (24MUL290);
•3.04 g/t Au over 6.00 m (24MUL302);
•15.90 g/t Au over 1.10 m (24MUL291); and
•5.36 g/t Au over 3.25 m (24MUL291).
PDA3 Zone
•3.03 g/t Au over 28.40 m (24MUL347);
•6.63 g/t Au over 5.50 m (24MUL365); and
•8.09 g/t Au over 2.70 m (24MUL349).

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

PDA Extension
•36.20 g/t Au over 0.90 m (24MUL341);
•3.51 g/t Au over 5.05 m (24MUL315); and
•4.16 g/t Au over 4.20 m (24MUL283).

Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at Mulatos are directed and supervised by Michele Cote, P.Geo., Alamos Gold’s Chief Exploration Geologist, Corporate. Michele Cote is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at Mulatos to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Mulatos Property is controlled by security personnel. The drill core is logged and sampled at the core logging facility within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, based on lithology and alteration, standards and blanks are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a micropore sample bag and sealed with a cable tie in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced micropore bags, which are identified and sealed before being dispatched. The core samples are picked up at the mine site and delivered to Bureau Veritas Commodities Canada Ltd. laboratory in Hermosillo, Mexico.
Gold is analyzed by 30 grams Lead Collection Fire Assay Fusion (FA) that ends with an Atomic Absorption Spectroscopy finish (AAS). Samples greater than 5.0 g/t Au are re-analyzed starting again with a FA process but ending with a gravimetric finish (GRAV). Bureau Veritas is an ISO/IEC 17025 accredited laboratory and has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates that are in line with normal requirements, as well as participating in yearly proficiency tests to evaluate lab performance.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory.

5 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, “ongoing”, "expect", "plan", "estimate", “target”, “objective”, “budget”, “opportunity” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this news release include, without limitation, statements with respect to planned exploration programs and focuses, potential drilling targets, results and related expectations, costs and expenditures, project economics, gold grades, mineralization, expected growth of PDA deposit, expected method of mining the PDA deposit and the intended method of processing ore from the PDA deposit, planned PDA mill, initial underground Mineral Resource at Cerro Pelon, mine life and expected mine life extension at Mulatos, returns to stakeholders and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities; conclusions of economic and geological evaluations; changes in project parameters as plans continue to be refined; any impacts of any illnesses, diseases, epidemics or pandemics on operations and the broader market, including the nature and duration of any regulatory responses; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Mexico; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including

6 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine and/or development plans; changes that may be required to the intended method of accessing and mining the deposit at Puerto Del Aire and changes related to the intended method of processing any ore from the deposit at Puerto Del Aire; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

7 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Select Composite Intervals from new Surface Exploration Drilling and PDA and Cerro Pelon

Composite intervals greater than 3 g/t Au weighted average, capping values 40 g/t Au.

Hole ID	Including	From (m)	To (m)	Core Length (m)	True Width (m)	Au g/t uncut	Au g/t cut	Depth from Surface (m)
23MUL273		139.90	141.80	1.90	1.90	12.60	12.60	136
23MUL274		172.55	173.15	0.60	0.60	3.15	3.15	163
23MUL276		176.20	179.65	3.45	3.45	3.51	3.51	167
23MUL276		205.75	206.30	0.55	0.55	7.97	7.97	194
23MUL277		107.40	108.90	1.50	1.50	4.20	4.20	106
23MUL278		65.25	83.30	18.05	18.05	5.43	5.43	74
23MUL279		109.75	112.00	2.25	2.25	3.01	3.01	109
24MUL283		249.10	253.30	4.20	4.20	4.16	4.16	246
24MUL290		133.10	135.20	2.10	2.10	8.97	8.97	129
24MUL291		176.15	177.25	1.10	1.10	15.90	15.90	169
24MUL291		167.45	170.70	3.25	3.25	5.36	5.36	162
24MUL292		117.60	118.40	0.80	0.80	3.86	3.86	109
24MUL293		255.90	257.60	1.70	1.70	4.22	4.22	253
24MUL294		273.00	274.50	1.50	1.50	16.40	16.40	107
24MUL302		158.85	161.85	3.00	3.00	23.60	23.60	156
24MUL302		189.60	195.60	6.00	6.00	3.04	3.04	156
24MUL303		268.40	270.40	2.00	2.00	3.83	3.83	100
24MUL304		51.80	60.45	8.65	8.65	5.77	5.77	52
24MUL304		159.65	160.85	1.20	1.20	20.10	20.10	149
24MUL304		145.35	149.85	4.50	4.50	3.22	3.22	137
24MUL304		176.95	178.25	1.30	1.30	4.73	4.73	165
24MUL311		394.50	395.10	0.60	0.60	3.06	3.06	389
24MUL312		187.75	188.35	0.60	0.60	4.01	4.01	174
24MUL314		137.00	138.50	1.50	1.50	14.90	14.90	125
24MUL314		197.30	200.00	2.70	2.70	3.31	3.31	181
24MUL315		77.45	82.50	5.05	5.05	3.51	3.51	44
24MUL315		68.35	70.15	1.80	1.80	3.12	3.12	38
24MUL317		163.40	165.55	2.15	2.15	4.38	4.38	162
24MUL318		217.50	218.20	0.70	0.70	3.48	3.48	211
24MUL319		175.20	176.25	1.05	1.05	3.01	3.01	170
24MUL323		240.75	244.85	4.10	4.10	5.40	5.40	233
24MUL323		198.85	199.70	0.85	0.85	3.08	3.08	191
24MUL326		157.15	158.10	0.95	0.95	3.77	3.77	111
24MUL331		114.35	116.70	2.35	2.35	4.02	4.02	112
24MUL332		56.75	59.00	2.25	2.25	27.62	23.06	52
24MUL333		88.50	89.35	0.85	0.85	5.20	5.20	88
24MUL341		310.20	311.10	0.90	0.90	36.20	36.20	297
24MUL343		278.25	279.10	0.85	0.85	4.17	4.17	278
24MUL344		236.25	238.95	2.70	2.70	3.41	3.41	229

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Including	From (m)	To (m)	Core Length (m)	True Width (m)	Au g/t uncut	Au g/t cut	Depth from Surface (m)
24MUL345		242.80	243.35	0.55	0.55	3.22	3.22	243
24MUL347		343.10	371.50	28.40	28.40	3.03	3.03	356
24MUL349		373.95	376.65	2.70	2.70	8.09	8.09	371
24MUL350		276.00	277.65	1.65	1.65	3.22	3.22	273
24MUL355		153.45	154.95	1.50	1.50	4.61	4.61	152
24MUL358		126.80	127.30	0.50	0.50	3.16	3.16	127
24MUL359		207.20	209.60	2.40	2.40	5.46	5.46	197
24MUL361		120.60	121.25	0.65	0.65	3.04	3.04	119
24MUL361		133.90	135.30	1.40	1.40	11.20	11.20	132
24MUL361		141.95	142.80	0.85	0.85	3.41	3.41	140
24MUL362		113.35	116.75	3.40	3.40	4.18	4.18	115
24MUL363		44.45	45.95	1.50	1.50	4.04	4.04	40
24MUL363		66.15	71.10	4.95	4.95	12.28	12.28	61
24MUL363		214.00	214.60	0.60	0.60	3.83	3.83	191
24MUL365		271.05	276.55	5.50	5.50	6.63	6.63	260
24MUL365		329.70	332.55	2.85	2.85	4.11	4.11	315
24MUL365		347.80	348.75	0.95	0.95	3.42	3.42	331
24MUL367		272.90	273.45	0.55	0.55	23.50	23.50	268
24MUL370		300.35	301.25	0.90	0.90	5.70	5.70	283
24MUL371		270.95	272.35	1.40	1.40	3.30	3.30	243
24PEL042		218.90	220.50	1.60	0.92	3.08	3.08	183
24PEL046		123.65	139.95	16.30	4.22	7.13	7.13	128
24PEL048		80.90	124.30	43.40	27.90	5.45	5.45	71
	including	97.75	99.70	1.95	1.25	31.07	31.07
24PEL048		156.85	166.90	10.05	6.46	12.47	9.41	120
	including	165.20	166.90	1.70	1.09	58.10	40.00
24PEL051		126.30	156.20	29.90	15.40	4.46	4.46	122
24PEL054		186.65	236.90	50.25	13.85	4.01	4.01	204
24PEL054		150.45	150.45	12.95	3.57	4.73	4.73	151
24PEL055		110.10	113.10	3.00	1.89	3.84	3.84	85
24PEL055		141.15	144.30	3.15	1.98	3.10	3.10	109
24PEL057		155.80	156.70	0.90	0.59	16.70	16.70	117
24PEL059		260.70	286.60	25.90	12.16	5.64	5.64	243
24PEL066		263.80	294.70	30.90	9.55	4.42	4.42	271
24PEL066		225.00	241.35	16.35	5.05	4.09	4.09	220
24PEL066		250.15	251.00	0.85	0.26	3.17	3.17	237
24PEL067		150.90	168.00	17.10	9.81	5.77	5.77	131
24PEL070		144.00	158.15	14.15	5.07	4.46	4.46	140
24PEL071		265.20	298.90	33.70	15.82	4.79	4.79	249
24PEL074		260.45	273.20	12.75	6.38	3.22	3.22	229
Note : 24PEL series composites are calulated using a 2 g/t Au cut-off with up to 7 m of internal waste.
23MUL and 24MUL series composites are calculated using a 2 g/t Au cut-off with up to 5 m of internal waste.

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 2: Surface drill holes; azimuth, dip, drilled length, and collar location at surface
(UTM Zone 12 NAD27)

Hole ID	Azimuth	Dip	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
23MUL273	305	-75	221.20	721510	3172231	1257
23MUL274	268	-70	230.50	721686	3172575	1159
23MUL276	305	-70	347.20	721538	3172040	1286
23MUL277	22	-78	239.40	721630	3172557	1164
23MUL278	0	-90	174.00	721602	3172373	1200
23MUL279	100	-80	479.40	721684	3172576	1159
24MUL280	336	-79	289.10	721992	3171545	1212
24MUL281	326	-46	193.50	721630	3172307	1220
24MUL282	210	-75	302.50	722379	3172560	973
24MUL283	245	-78	332.10	723002	3172406	952
24MUL284	245	-78	279.00	723257	3172212	949
24MUL285	274	-86	301.10	722032	3171599	1211
24MUL286	260	-58	195.85	721624	3172303	1220
24MUL287	140	-68	305.60	721372	3172189	1304
24MUL288	270	-78	201.00	721689	3172413	1167
24MUL289	150	-35	162.00	721359	3172417	1239
24MUL290	252	-75	209.30	721642	3172301	1221
24MUL291	6	-73	260.70	721283	3171771	1315
24MUL292	355	-67	182.30	721733	3172598	1156
24MUL293	330	-80	308.60	721416	3171812	1338
24MUL294	197	-21	455.40	721418	3172359	1229
24MUL295	80	-75	224.10	721650	3172252	1230
24MUL296	270	-60	291.95	721092	3170329	1363
24MUL297	349	-84	335.60	721517	3171872	1344
24MUL298	294	-68	299.10	721565	3172106	1268
24MUL299	270	-80	200.70	721598	3172262	1232
24MUL300	290	-65	324.00	721274	3170624	1324
24MUL301	283	-55	284.30	721564	3172106	1268
24MUL302	315	-76	220.10	721622	3172183	1246
24MUL303	97	-24	480.00	722438	3172366	981
24MUL304	155	-69	188.30	721690	3172411	1167
24MUL305	300	-65	258.00	721419	3170850	1236
24MUL306	40	-75	320.50	721670	3172283	1213
24MUL306B	10	-75	320.50	721670	3172283	1213
24MUL307	302	-70	262.00	721555	3172074	1281
24MUL308	300	-60	306.00	722071	3170937	1101
24MUL309	304	-84	241.10	721490	3172216	1260
24MUL310	275	-66	200.50	721628	3172305	1220
24MUL311	337	-79	415.20	721964	3171936	1256
24MUL312	173	-68	200.50	721638	3172353	1202

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth	Dip	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
24MUL313	300	-60	345.00	721860	3170802	1152
24MUL314	317	-65	290.00	721617	3172081	1268
24MUL315	180	-35	364.50	722315	3172375	993
24MUL316	30	-50	176.00	721491	3172278	1254
24MUL317	294	-80	355.10	721493	3172033	1290
24MUL318	335	-75	278.20	721301	3171801	1316
24MUL319	315	-76	263.10	721278	3171742	1320
24MUL320	284	-28	332.20	723258	3172207	949
24MUL321	350	-55	126.90	721491	3172278	1254
24MUL322	60	-80	206.10	721165	3172249	1260
24MUL323	328	-73	340.00	721460	3172014	1319
24MUL324	42	-39	462.00	722583	3171515	1044
24MUL325	220	-86	227.35	721704	3172175	1233
24MUL326	68	-44	351.00	723060	3172299	972
24MUL327	349	-83	248.35	721704	3172176	1233
24MUL328	355	-80	251.50	721593	3171998	1304
24MUL329	315	-68	437.00	722533	3171832	1172
24MUL330	279	-78	471.00	721919	3171974	1256
24MUL331	270	-76	160.10	721732	3172596	1155
24MUL332	200	-65	93.00	721581	3172367	1201
24MUL333	0	-80	114.00	721636	3172357	1202
24MUL334	315	-60	154.00	720767	3172121	1147
24MUL335	35	-70	281.50	720809	3172132	1144
24MUL336	290	-80	280.20	721420	3171812	1338
24MUL337	325	-25	159.00	721086	3172184	1231
24MUL338	183	-35	207.00	721464	3172408	1216
24MUL339	19	-76	281.20	721307	3171802	1316
24MUL340	43	-73	295.00	721283	3171770	1315
24MUL341	40	-72	333.00	722871	3172303	989
24MUL342	92	-86	372.00	722179	3172013	1160
24MUL343	82	-87	392.30	722174	3171910	1175
24MUL344	138	-74	265.00	722865	3172322	988
24MUL345	1	-87	400.00	722104	3171975	1199
24MUL346	257	-86	231.00	721637	3172076	1269
24MUL347	359	-84	417.50	721973	3171933	1256
24MUL348	219	-68	411.00	722119	3172066	1159
24MUL349	89	-81	400.00	722104	3171975	1199
24MUL350	150	-80	402.00	722047	3171836	1234
24MUL351	325	-62	160.10	721770	3172635	1149
24MUL352	355	-60	181.10	721690	3172410	1167
24MUL353	78	-74	250.50	721916	3172818	1130
24MUL354	140	-66	163.10	721641	3172673	1160

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth	Dip	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
24MUL355	295	-80	186.00	721740	3172753	1155
24MUL356	131	-60	159.90	721771	3172636	1149
24MUL357	330	-65	250.50	721858	3173079	1072
24MUL358	140	-85	214.20	721641	3172672	1160
24MUL359	310	-71	358.10	721393	3171825	1338
24MUL360	319	-48	154.50	721736	3172646	1153
24MUL361	312	-79	190.30	721660	3172480	1175
24MUL362	160	-85	190.50	721773	3172784	1156
24MUL363	57	-63	238.00	721633	3172356	1202
24MUL364	0	-80	421.10	721973	3171933	1256
24MUL365	262	-70	402.00	722061	3171941	1219
24MUL366	25	-81	409.10	721974	3171933	1256
24MUL367	250	-78	355.50	722120	3172063	1159
24MUL368	110	-82	398.25	722105	3171976	1199
24MUL369	305	-82	198.00	721642	3172673	1160
24MUL370	337	-70	331.15	721399	3171820	1338
24MUL371	236	-64	321.00	721400	3172003	1330
24MUL372	155	-62	542.00	722557	3172094	1173
24MUL373	58	-63	228.00	721617	3172385	1196
24MUL374	300	-78	240.00	721630	3172558	1164
24MUL375	238	-79	502.00	722778	3171909	1209
24PEL042	71	-55	372.00	717973	3166170	1467
24PEL043	350	-60	237.00	718006	3166145	1458
24PEL044	351	-84	213.00	717983	3166238	1510
24PEL045	35	-60	207.00	717984	3166238	1510
24PEL046	35	-75	259.50	718020	3166367	1526
24PEL047	125	-63	455.25	717765	3166934	1447
24PEL048	230	-50	279.00	718156	3166235	1420
24PEL049	50	-70	456.00	717765	3166937	1447
24PEL050	235	-60	471.00	717148	3167221	1449
24PEL051	230	-59	382.50	718155	3166234	1420
24PEL052	221	-68	190.50	717982	3166236	1510
24PEL053	239	-66	273.00	718148	3166250	1424
24PEL054	229	-74	279.00	717983	3166236	1510
24PEL055	210	-51	172.50	718118	3166274	1441
24PEL056	194	-67	225.00	717982	3166236	1510
24PEL057	220	-49	195.00	718155	3166234	1420
24PEL058	45	-70	225.00	718020	3166366	1526
24PEL059	81	-62	354.80	717888	3166361	1577
24PEL060	70	-43	250.50	717786	3166067	1478
24PEL061	80	-42	228.00	717786	3166067	1478
24PEL062	80	-70	464.00	717888	3166361	1577

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth	Dip	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
24PEL063	10	-70	252.00	718020	3166366	1525
24PEL064	80	-75	201.00	718020	3166366	1525
24PEL065	40	-63	243.00	718019	3166285	1495
24PEL066	247	-72	336.00	717983	3166238	1510
24PEL067	65	-55	202.50	718019	3166285	1495
24PEL068	101	-50	207.00	717786	3166067	1478
24PEL069	244	-78	96.00	717983	3166238	1506
24PEL070	235	-69	216.00	717983	3166238	1510
24PEL071	94	-62	330.00	717888	3166361	1577
24PEL072	244	-78	40.50	717983	3166238	1506
24PEL073	244	-78	223.50	717983	3166238	1506
24PEL074	65	-60	327.00	717888	3166361	1577

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI
Figure 1: Puerto Del Aire and Cerro Pelon Location Map, Mulatos District

TRADING SYMBOL: TSX:AGI NYSE:AGI
Figure 2: Cerro Pelon – New Exploration Highlights, Plan View

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI
Figure 3: Cerro Pelon – Cross Section Through Mineralization with New Exploration Highlights

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI
Figure 4: Puerto Del Aire – New Exploration Highlights, Plan View

17 | ALAMOS GOLD INC